Exhibit 21.1

Subsidiaries of Amplify Snack Brands, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Aroma Snacks GmbH & Co KG	Germany
Aroma Verwaltungs - GmbH	Germany
Boundless Nutrition, LLC	Texas
Crisps Bidco Limited	United Kingdom
Crisps Midco 1 Limited	United Kingdom
Crisps Midco 2 Limited	United Kingdom
Crisps Topco Limited	United Kingdom
Glennans Limited	United Kingdom
Paqui, LLC	Texas
SkinnyPop Popcorn, LLC	Delaware
Thunderball Bidco Limited	United Kingdom
Tyrrells Group Holdings (Australia) Pty Limited	Australia
Tyrrells Group Holdings (Germany) GmbH	Germany
Tyrrells Group Holdings Limited	United Kingdom
Tyrrells Group Limited	United Kingdom
Tyrrells Inc.	Delaware
Tyrrells Potato Crisps Limited	United Kingdom
Yarra Valley Snack Foods Pty Limited	Australia